UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                   UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC.
        -----------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                    913837100
                       -----------------------------------
                                 (CUSIP Number)

                   Larry L. Symons, Vice President of Finance
                         Ellwood Group Investment Corp.
                    f/k/a Ellwood City Forge Investment Corp.
                              103 Springer Building
                              3411 Silverside Road
                              Wilmington, DE 19810
        -----------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 10, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D
                                (Amendment No. 5)
CUSIP No. 913837100

1.    NAME OF REPORTING PERSON      Ellwood Group Investment Corp.
                                    f/k/a Ellwood City Forge Investment Corp.
                                    --------------------------------------------
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  EIN No. 51-0252828
                                                 -------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [     ]
                                                                     (b) [     ]
3.    SEC USE ONLY


4.    SOURCE OF FUNDS   WC
                        --------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                         [   ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION   Delaware
                                             -----------------------------------
      NUMBER OF               7.    SOLE VOTING POWER                    641,000
      SHARES
      BENEFICIALLY            8.    SHARED VOTING POWER                        0
      OWNED BY
      EACH                    9.    SOLE DISPOSITIVE POWER               641,000
      REPORTING
      PERSON WITH             10.   SHARED DISPOSITIVE POWER                   0

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      641,000
      --------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES [   ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)10.5%
                                                        ------------------------
14.   TYPE OF REPORTING PERSON     CO
                                   ---------------------------------------------


                               Page 2 of 5 Pages

            This Amendment No. 5 further amends and supplements the statement on
Schedule 13D filed by Ellwood Group Investment Corp. f/k/a Ellwood City Forge Investment Corp., a Delaware corporation (the "Reporting Person"), on February 5, 1999, as subsequently amended by Amendment No. 1 filed on March 4, 1999, Amendment No. 2 filed on April 12, 1999, Amendment No. 3 filed on May 21, 1999, and Amendment No. 4 filed on July 28, 1999 (together with all amendments, the "Schedule 13D"), with respect to the Common Stock, par value $0.001 per share (the "Common Stock"), of Universal Stainless & Alloy Products, Inc., a Delaware corporation (the "Issuer"), to the extent of the matters set forth herein. Only changes from, and modifications and supplements to, the Schedule 13D are included in this Amendment No. 5. All capitalized terms used but not otherwise defined herein shall have the respective meanings set forth in the Schedule 13D.

Item 2.  Identity and Background.

            Paragraph (a) of Item 2 of the Schedule 13D is amended as follows:

            On August 4, 1999, the Reporting Person filed a Certificate of Amendment with the Office of the Secretary of State of the State of Delaware changing its name from "Ellwood City Forge Investment Corp." to "Ellwood Group Investment Corp."

Item 3.  Source and Amount of Funds or Other Consideration.

            Item 3 of the Schedule 13D is amended to add:

            On August 10, 1999, the Reporting Person agreed to purchase 15,000 shares of Common Stock of the Issuer for $86,250 in cash, all of which was obtained from working capital of the Reporting Person.

Item 5.  Interest in Securities of the Issuer.

            Item 5 of the Schedule 13D is amended as follows:

            (a)-(b) The Reporting Person directly owns 641,000 shares of Common Stock, constituting approximately 10.5% of the outstanding shares of the Common Stock of the Issuer (such percentage, which is rounded to the nearest tenth, is based upon the 6,102,536 shares of Common Stock of the Issuer outstanding as of April 30, 1999, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1999).



                               Page 3 of 5 Pages

            (c) In addition to the shares of Common Stock acquired by the Reporting Person as of August 10, 1999 as described above, the Reporting Person has purchased a total of 50,000 shares of Common Stock within the past 60 days as set forth below. All of the following purchases were made with cash.

      DATE OF PURCHASE        NUMBER OF SHARES        TOTAL PURCHASE PRICE
      ----------------        ----------------        --------------------
      July 22, 1999               50,000                    $287,500



                  [remainder of page intentionally left blank]

Signature.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                    ELLWOOD GROUP INVESTMENT CORP.
                                    f/k/a ELLWOOD CITY FORGE
                                    INVESTMENT CORP.


                                    By: /s/ LARRY L. SYMONS
                                        ----------------------------------------
                                        Larry L. Symons
                                        Vice President of Finance, Treasurer,
                                        and Assistant Secretary

Dated:  August 13, 1999